

August 21, 2012

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties, Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Office Properties, Inc.**
> **Form 40-F for the year ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 001-14916**

Dear Mr. Bryan K. Davis:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit 99.2

Management's Discussion and Analysis of Financial Results, page 5

Basis of Presentation, page 5

1.   We note that when calculating funds from operations and common equity per share in your MD&A you have excluded the effects of settling your capital securities – corporate through the issuance of common shares because you intend to redeem the capital securities for cash prior to conversion. You also note that this diluted calculation is not in accordance with IFRS. Please provide us with the per share measures inclusive of the

effects of settling your capital securities, quantify and describe the differences, and explain why the non-IFRS per share measure exclusive of the effects of settling your capital securities provides useful information to investors and the additional purposes, if any, for which management uses the non-IFRS financial measure. Expand your disclosure in future filings accordingly.

Performance Measurement, page 11

2.   We note your references to the NAREIT definition of FFO. We also note that NAREIT FFO is based on US GAAP but that you report under IFRS. Please tell us whether your definition is based on any other industry-recognized measure, such as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC").   We may have further comments.

Operating Results, page 30

3.   In future filings please expand your disclosures to also quantify historical occupancy rates and average in-place net rents on a same property basis.

Reconciliation of Net Income to Funds From Operations and Total Return, page 32

4.   We note that you adjust funds from operations for one-time items to arrive at comparable funds from operations.   Please tell us and expand future filings to describe and quantify these one-time items.   Your disclosures should explain why you consider these items to be one-time.   In addition, please explain why comparable funds from operations provide useful information to investors and the additional purposes, if any, for which management uses the non-IFRS financial measure.

Commercial Property Operations, page 33

5.   We note your disclosure regarding same property net operating income. You note that you may exclude from your same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods; please clarify if you have excluded any properties in the periods presented. If so, clarify your basis for excluding and quantify the amounts.

6.   We note your disclosure above the chart on page 34 explaining how you calculate average in-place net rent. Please revise in future filings to reflect the impact of concessions in your calculation.

Critical Accounting Policies

Investment Properties, pages 49 – 50

7.   Please tell us how you determine the extent to which you utilize valuations of operating properties and development properties prepared by qualified external valuation professionals; address how you determine the properties selected for appraisals and how often each property gets an appraisal. Expand your disclosure in future filings accordingly.

Management's Report on Internal Control over Financial Reporting, page 57

8.   Your report indicates that management concluded that internal control over financial reporting is effective as of December 31, 2011 based on an assessment at December 31, 2010. Please clarify and/or confirm that assessment was made as of the end of your most recent fiscal year.

Consolidated Statements of Income, page 60

9.   We note that on page 11, you indicate net operating income ("NOI") does not have any standardized meaning prescribed within IFRS. As a result, it is unclear why you have presented it on the face of your statements of income (loss). Please tell us your basis for this presentation. You also present an unnamed subtotal after 'Investment and other income' in your statements of income (loss); additionally, tell us your basis for this presentation and why you believe it is meaningful.

Note 5 – Investment Properties, pages 71 – 72

10.   We note you obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals and consider the results of such valuations in arriving at your own conclusions on value.   Please clarify whether the external valuations received have been adjusted significantly and quantify the adjustments, if any, as well as the reasons for the adjustments.   Reference is made to paragraph 77 of IAS 40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Bryan K. Davis
Brookfield Office Properties, Inc.
August 21, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have any questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant